Mail Stop 6010

June 28, 2006

Michael H. Lee
President and Chief Executive Officer
CastlePoint Holdings, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Re: CastlePoint Holdings, Ltd.
Registration Statement on Form S-1
File No. 333-134628

Dear Mr. Lee:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. You describe various transactions that have occurred or will occur in connection with the planned offering, including quota share, excess of loss and pooling arrangements with Tower. Please provide pro forma financial information that gives effect to the impact of all

such transactions as required by Article 11 of Regulation S-X or explain to us why this information is not required and how your existing disclosure provides investors with sufficient information about the continuing impact of these planned transactions. Refer to SAB Topic 1:B.2. Also, in order to facilitate investors' understanding of the likelihood that such pro forma operating performance is indicative of your expected future operating performance, please supplement this disclosure with a discussion and analysis of your pro forma operating results, the uncertainties in applying the underlying critical accounting policies and the related variability in operating results that is reasonably likely to result over time.

3. We note that you have not provided a statement of income or a statement of cash flows. However, you disclose that operating expenses for the period January 1, 2006 through April 6, 2006 were $563,749 and that your reinsurance arrangements with Tower commenced with its cession of $40.9 million of unearned premium on March 31, 2006. Also, you present balances at February 27, 2006 in the statement of changes in shareholders' equity. Please explain the factors that you considered in determining the financial statements to present in this filing and the significance of the date, February 27, 2006.

4. Your accountants' report references only the balance sheet and footnotes. However, you also present a statement of changes in shareholders' equity. Please obtain a revised accountants' report to cover all financial statements presented.

5. You refer to the apparently imminent acquisition of CastlePoint Insurance Company. Please clarify the current status and expected timing for completing this acquisition. Provide, as applicable, all financial statements required by Rule 3-05 of Regulation S-X.

Certain Important Information, page i

6. We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, industry terms should be explained briefly within the text so that investors can understand the disclosure without departing from the body of the prospectus.

7. You state that "within the next six to nine months, we plan to acquire one or more U.S. licensed insurance companies with little or no pre-existing business to enable us to commence our insurance business." Please disclose whether or not you have any specific acquisition opportunities that are currently in the letter of intent, or similar or later phase. If so, please provide additional disclosure, including the names of the companies, the size of the companies, the specific products and services the companies provide as well as the location of the companies. We may have further comments upon reviewing your response.

8. Additionally, please indicate how many companies you plan to acquire within the next six to nine months. Please also indicate how much you intend to expend to acquire these US

licensed insurance companies. If you cannot provide an estimated amount, please put an estimated range of the amount of money you intend to use to make the acquisitions.

Cover Page

9. We note your discussion regarding the fact that no public market currently exists for your common stock and further that you have applied to have your common stock approved for quotation on the Nasdaq National Market System. Please note that Item 501(b)(3) of Regulation S-K requires the inclusion of a market price. In that regard, please revise this section to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the Nasdaq National Market System and thereafter at prevailing market prices or privately negotiated prices.

10. Please also disclose the factors you considered in determining the initial offering price in the summary section of this document.

11. Additionally, since your shares will not be sold on the Portal Market and therefore is not considered a key aspect of your current offering, please relocate your discussion of the Portal Market and related past transactions on it to an appropriate section of your document other than in the forepart of your document. Similarly, relocate your discussion of the Portal Market from your section entitled "The Offering" to another part of your document.

Prospectus Summary, page 1

12. Much of the information presented here is an almost verbatim repetition of the disclosure contained in your Business section of your prospectus. For example, the information contained in your "Overview," "Market Opportunities," "Our Business Solutions, Products and Services," "Our Sponsor," "Our Agreements with Tower," "Business Strategy," and "Competitive Strength" are word for word to disclosure contained in your Business section. Please limit your disclosure in the summary in accordance with Item 503 of Regulation S-K. The instruction to Item 503 of Regulation S-K states that the summary should not merely repeat the text of the prospectus, nor should the summary include a lengthy description of your business or all of the detailed information in the prospectus. Please revise this section to provide a brief overview of the company and its major products and services and key aspects of the offering.

13. Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide disclosure regarding any negative aspects of your company's experiences, strategy and prospects. For example, please add disclosure regarding your need to acquire an U.S. licensed insurance company to carry out your business plans; limited operating history; that you have not yet received all of the necessary regulatory approvals to engage in the primary insurance business; that you are dependent on a single entity for a substantial portion of your business whose CEO is your CEO as well as the other risks related to your dependence on Tower, Inc.; and your need for additional capital in the future.

Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. In that regard, we note that you included a cross-reference to the risk factor section on page 6. We do not believe that the inclusion of the cross-reference sufficiently makes the summary balanced. Please revise your summary accordingly.

14. Additionally with respect to your disclosure concerning your business strategy, if you choose to retain that topic, please balance the discussion of your strategy with a discussion of obstacles and risks in implementing the stated business objections. Similarly, with respect to your competitive strengths, please balance that discussion with certain weaknesses you face as compared to other companies in the same industry.

15. We note that in the summary you rely upon industry jargon which may not be familiar to investors. For example, we note the following terms that should be defined:

- reinsurance
- program underwriting agents
- traditional quota share reinsurance
- ceding
- finite insurance
- limited capital base
- loss ratio
- net liabilities
- recoveries
- loss layer
- multiline excess

In each case when you rely upon such language, you should briefly explain what the terms mean the first time you use the word so that investors can understand your disclosure in its proper context. Please revise the Summary and the rest of the document accordingly.

Overview, page 1

16. Please provide us with appropriate documentation supporting your statement that your subsidiary CastlePoint Re has received a Financial Strength rating of "A-(Excellent)" from A.M. Best Company Inc.

17. Please also indicate how frequently A.M. Best reviews ratings.

18. You state that upon the acquisition and capitalization of your US licensed insurance companies, you expect that such companies will also receive a financial strength rating of an "A-(excellent)." Please disclose the basis for this statement.

Market Opportunities, page 2

19. Please provide us with marked copies of third party documentation to support the following statements:

- "Beginning in 2001, after a prolonged period of excess underwriting capacity, we believe many reinsurers became less willing to provide traditional quota share reinsurance due to their limited experience with underwriting, pricing and managing the underlying primary insurance business written by ceding insurance companies."

- "As an alternative to traditional quota share reinsurance, many reinsurers began offering finite reinsurance that contained loss limitation provisions designed to limit the likelihood of a meaningful loss to the reinsurer. This situation continued until the spring of 2005, when various regulatory agencies began to scrutinize whether many finite quota share reinsurance agreements contained a sufficient level of risk transfer to qualify as reinsurance under applicable accounting principles. We believe that this scrutiny has reduced the market for finite quota share reinsurance and is creating a greater demand for traditional quota share reinsurance."

Our Sponsor, page 3

20. You state that Tower is your first and largest customer for your reinsurance products. Please disclose what percentage of your operations business from Tower currently represents.

21. Since you have disclosed your heavy reliance on the results of operations of Tower, please disclose when Tower was incorporated, the state of incorporation, how long it has been commencing business, where it primarily conducts its business, and all the specific products and services it provides. Please also indicate if any products and services that Tower provides overlaps with the products and services you currently provide or intend to provide pursuant to your business plan.

22. Additionally, please disclose Tower's A.M. Best rating and how long it has maintained that rating.

Our Agreements with Tower, page 4

23. You indicate that after you acquire one or more U.S. licensed insurance companies and receive any required regulatory approvals, you will also enter into pooling agreements with Tower to supplement or replace Tower's management agreements with other insurance companies. Please briefly indicate what regulatory approval you will need and how long you expect it will take to receive all the required regulatory approvals.

24. Additionally, since you disclose that the acquisitions of the U.S. licensed insurance companies will take place in the next six to nine months, please indicate if you have

identified any potential insurance companies that will supplement or replace Tower's management agreements. If not, please explain why you have not.

Business Strategy, page 5

25. You state that you may invest in your strategic partner Tower at some point in the future. In your Business section, please specify how you may invest in Tower and provide an approximate time frame of when you expect to make the investment. If you cannot provide this information, please so state and the reasons you cannot.

Competitive Strengths, page 5

26. We note the disclosure you provide in the first bullet point entitled "Access to Profitable Book of Business from Tower" on page 5. Please explain to investors why an average gross loss ratio of 57.7% represents a profitable book of business.

27. In your Business section, please explain why Bermuda's pool of experienced professionals with significant reinsurance expertise and regulatory environment on reinsurance and insurance products is beneficial to you as compared to your competitors who are also incorporated and do business in Bermuda.

Our Organization, page 7

28. Please provide brief company descriptions of your subsidiaries, CastlePoint Re and CastlePoint Management, including what specific products or services they provide and how much of your total business each subsidiary currently accounts for. With respect to CastlePoint Management, please explain what role it will have if you are successful in acquiring U.S. licensed insurance companies as you indicate these U.S. licensed insurance companies will replace CastlePoint Management.

29. Please replace the chart you have on page 7 with the chart you have on page 60 which we believe would be more helpful to investors in understanding your organizational structure. Additionally, if you put the chart in the summary it is not necessary to repeat the chart again in the document.

Risk Factors, page 9

30. In the introductory paragraph, please delete the fifth and sixth sentences. All material risks should be disclosed in the risk factors section.

"We have a very limited operating history and are not yet able to engage . . . ," page 9

31. Please disclose in this risk factor that the company formed in November 2005.

32. Please revise to include a discussion of where you are in obtaining all of the necessary regulatory approvals to engage in your insurance business, including who you submitted the applications to, when you submitted the applications for approval and when you expect to such approvals.

33. Please disclose where in the process you are in acquiring the US licensed insurance companies and indicate approximately how many companies you plan to acquire within the next six to nine months.

34. In the second risk on page 9 entitled "We are dependent on Tower and its subsidiaries for a substantial portion of our business," there is discussion related to how your ability to commence and successfully develop your business plan will be adversely affected if you do not obtain the necessary consents from third parties. Please add similar disclosure in this risk factor. Additionally, please indicate what third party consents you are referring to. Please identify the party and the type of consent you will need.

"We are dependent on Tower and its subsidiaries for a substantial portion of . . . ," page 9

35. You indicate that with Tower's assistance you have identified certain specialty programs that your US licensed insurance companies will be able to write. Please clarify what specialty programs you are referring to in this risk factor.

36. You indicate in this risk factor that "through CastlePoint Re, we currently assume 37.5% of the ceded first property excess of loss layer and 42% of the ceded first multiline excess of loss layer under Tower's existing property and casualty excess of loss reinsurance agreements, pursuant to an understanding we have reached to this effect with the reinsurance intermediary of the third party reinsurers party to such agreements." Please identify the reinsurance intermediary as well as the third reinsurers you are referring to in this risk factor.

37. You also indicate that the arrangements have not yet been set forth in a written agreement. Please indicate if you intend to enter into any formal agreement with the third party reinsures and the potential consequences that may arise if you do enter into any formal agreements, if any.

"Our business relationship with Tower and its subsidiaries may present, and make . . . .," page 10

38. Please revise your header to reflect that your business agreements with Tower may not necessarily reflect terms that you would agree to in arms-length negotiations with an independent third party and further that your relationship could expose you to possible claims that you did not act in the best interest of your shareholders.

39. Please identify the other managers at Tower that you have agreements with and the type of agreements you have with each. Additionally, in an appropriate section of your document,

please provide the material terms of such agreements. If you do not believe such agreements are material, please provide us with a detailed analysis supporting your belief.

40. You also indicate that the agreements entered into with Tower, its subsidiaries and some Tower employees do not necessarily reflect terms that you or Tower would agree to in arms-length negotiations with an independent third party. For each material agreement you have with Tower, its subsidiaries and employees of Tower, please specify which terms you believe may not reflect terms that you or Tower would agree to in arms-length negotiations with an independent third party.

41. Each risk factor should discuss only one material risk. In that regard, please remove the risks related to Mr. Michael Lee serving as CEO for both Tower and your company as a separate new risk factor. In that discussion, please also indicate which members of the executive management team are former managers of Tower.

42. You also indicate that "[c]onflicts of interest could arise with respect to business opportunities that could be advantageous to Tower or its subsidiaries, on the one hand, and us or any of our subsidiaries, on the other hand." Please discuss this risk as a separate new risk factor. In that discussion, please discuss what types of business opportunities that could be advantageous to Tower and not to you. Please provide examples to clarify your points.

43. We note the last sentence of this risk factor where you state that "[a]s part of our business strategy of making strategic investments in the insurance companies and program underwriting agents that may become our clients, we may make a strategic investment in Tower at some point in the future. " Please explain what risks and consequences this strategy may impose on you and your operations in a new, separate risk factor.

"We may require additional capital in the future, which may not be available on . . . .," page 11

44. You indicate you or your subsidiaries may need to raise additional funds to further capitalize CastlePoint Re. Please indicate the approximate timing of when you expect to need the additional capital and approximately how much you expect to need.

45. You also indicate you may need to raise additional funds to acquire and capitalize a U.S. licensed insurance company to commence your insurance business. Please indicate how much you have allocated to acquire U.S. licensed companies that you have stated throughout the prospectus will occur in the next six to nine months.

46. You state that if you cannot obtain adequate capital you may not be able to "adequately operate our reinsurance business and over claim losses or commence our insurance business and fully implement our business strategy, and our business, results of operations and financial condition would be adversely affected." Please indicate approximately how long your current funds will support your operations. Please also provide similar disclosure in your Liquidity and Capital Resources section of the document.

47. The second half of this risk factor discusses the drawbacks of raising additional capital, such as dilution, debt covenants, and the relinquishment of rights. Please move your discussion of these drawbacks to a new, separate risk factor.

"Our failure to purchase U.S. licensed insurance companies, to obtain required . . . .," page 12

48. You indicate that "Castle Point Re is seeking to become eligible to write on a non-admitted basis in the United States." Please explain what the risks and consequences are if this subsidiary's eligibility to write on a non-admitted basis is not granted as it appears you intend to use your newly acquired U.S. licensed insurance companies to write your insurance business. Please also briefly explain what the process of being eligible to write on a non-admitted basis in the United States entails; when Castle Point Re submitted its applications and the approximate timeframe of when it expects to receive any notice on whether the application has been granted or not.

49. You indicate that "[i]f we do not receive the required approvals, we will be able to write only insurance business in the United States on a limited basis as an unauthorized non-U.S. insurer and will be unable to write insurance business in the United States through a licensed insurer." This sentence is confusing. On one hand, it appears you are saying if you do not receive the approvals, you may write only limited insurance business in the United States. On the other hand, it also appears to be saying that if you do not receive the approvals, you may not write insurance business in the United States. Please explain to us or revise your disclosure accordingly.

"Our agreements with Tower's insurance companies are subject to regulatory . . . .," page 13

50. Please disclose when Tower and New York State Insurance Department commenced discussions regarding the quota share reinsurance agreements and who initiated the discussions. Please also disclose the terms that may be modified pursuant to these discussions and the approximate timing of when you expect to make changes to your quota share reinsurance agreements. Please also indicate if anyone from your company is being represented in the discussions with Tower and the New York State Insurance Company. If not, please explain why not. Please provide similar disclosure in the section of your document entitled "Our Strategic Relationship with Tower" on page 57.

51. Please indicate whether you have had any communications with the Massachusetts Division of Insurance regarding the quota share reinsurance agreements. If so, please briefly describe any communications or discussions you have had with the Massachusetts Division of Insurance, including the dates of the communications or discussions.

"Our actual insured losses may be greater than our loss reserves, which may . . . .," page 13

52. Please revise to briefly describe your level of reserves since inception of your company, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies.

53. You indicate that you "establish or adjust reserves for CastlePoint Re in part upon loss data received from ceding companies with which we do business, including Tower." Please revise to briefly describe Tower's level of reserves for the past three fiscal years, whether those reserves have been adequate and whether Tower has had to make any adjustments to those reserves because of deficiencies.

"Reinsurance of Tower's insurance companies' business could expose us to . . . .," page 14

54. Since your results of operations are highly dependent on the results of operations of Tower, in an appropriate section of your document, please briefly provide Tower's results of operation for the fiscal year ended December 31, 2005 and for the quarter ended March 31, 2006. If you file after June 30, 2006, please provide financial information for the quarter ended June 30, 2006 instead of information for the quarter ended March 31, 2006.

55. Please indicate whether Tower's financial and business operations have been impacted in a material way as a result of the factors listed in this risk factor. If so, please indicate when it experienced the material impact and how it impacted Tower's financial and business operations.

"If we are unable to implement our business strategy or operate our business as . . . .," page 16

56. You state you may be limited in pursuing certain business opportunities due to your relationship with Tower. Please explain what you mean by "certain business opportunities" and also how your ability to pursue these business opportunity is limited.

57. Please list all of the activities or tasks you will need to implement in order to achieve your business strategy in bullet point format, including the embedded list of tasks you will have to accomplish in the fifth sentence of this risk factor. Please also explain what "other tasks" you will need to complete for the conduct of your intended business activities.

58. You indicate that "as a result of industry factors or factors specific to us, we may have to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume." Please identify the industry factors as well as the types of risks you are referring to in that sentence. Please use examples to illustrate your points.

"We are dependent on our key executives and may not be able to attract and . . . .," page 16

59. Please disclose the expiration date of the agreements you have with Messrs. Lee and Weiner.

60. Please disclose whether you have key life insurance policies on any key employees.

61. You indicate that you still need to attract additional managers for key positions in order to fully implement your business strategy. Please explain what these key positions are.

62. Please relocate the discussion regarding Mr. Lee's allocation of time spent as CEO at Tower and at your company to a risk factor discussing the risks and consequences stemming from Mr. Lee serving as CEO for both companies in a new, separate risk factor. In your discussion, please also include what percentage of his time he spends on Tower activities as opposed to CastlePoint activities.

63. Please provide the total number of employees you intend to hire to implement your business strategy. Please also disclose how many employees you plan to hire for each of the positions you list in this risk factor as well as the approximate time frame of hiring these employees.

64. Please revise to indicate that you currently only have five employees. Please also indicate in what capacities these employees serve at your company and/or subsidiaries.

"We may not be able to manage our growth effectively," page 17

65. Please indicate the approximate time frame in which you plan to grow and in what areas you plan to grow. To the extent possible, please quantify your disclosure. If you cannot, please so indicate and the reasons you cannot.

"Our business could be adversely affected by Bermuda employment restrictions," page 18

66. Please quantify how many non-Bermudians you plan to hire and how many of your employees are considered key personnel.

67. Please indicate when the temporary work permits expire and which of your key personnel has obtained such permits and which have not obtained such permits.

68. Please indicate when you submitted the permanent work permits and when you expect to receive notice of approval or denial of such permits.

"Our business is dependent upon reinsurance brokers and program underwriting . . . .," page 19

69. You indicate that you market your reinsurance products primarily through brokers and your insurance products primarily through program underwriting agents. Please identify these brokers and agents that you are currently using. Are they brokers and agents used by Tower? If so, please so indicate. Additionally, to the extent you have any agreements with such brokers and agents, please file the agreements as exhibits and describe the material terms of these agreements in your Business section. If you do not believe you are substantially

dependent on such brokers and agents, please provide us with a detailed analysis explaining why not.

70. To the extent that you anticipate having difficulties in recruiting or hiring qualified agents and brokers, revise to discuss these difficulties.

"We compete with a larger number of companies in the insurance and reinsurance . . . .," page 19

71. Please identify your major competitors or if there are too many to name, please estimate the number of competitors in your industry.

72. Please relocate the discussion relating to how new, proposed or potential legislation and how it may increase competition in the field as a new, separate risk factor. In your discussion, please also discuss other ways that such legislation may materially impact your operations.

73. Please indicate whether Tower experienced any material exposure to losses in connection with the September 11, 2001 terrorist attacks. If so, please disclose the losses that Tower experienced.

"Our future primary insurance operations may be adversely affected by failure . . . .," page 22

74. Please indicate if Tower may terminate the service agreement prior to the expiration date of three years.

"We or CastlePoint Bermuda Holdings may be deemed to be engaged in . . . .," page 29

75. Please explain what being a "Bermuda exempted compan[y]" means.

76. Please explain why there is considerable uncertainty as to what activities constitute being engaged in a trade or business within the United States or doing business through a permanent establishment in the United States.

"U.S. persons who hold shares could be subject to adverse tax consequences if we . . . .," page 31

77. Please define the term "passive foreign investment company."

"The Internal Revenue Service may take the position that transactions between . . . ., page 31

78. Please provide us with the basis that you "do not believe the IRS would attempt to apply such a rule to quota share reinsurance transactions in which the ceding company cedes a significant number of unrelated risks to the reinsurer, even if the ceding company provided substantially all of the reinsurer's business, nor do we believe the IRS would be successful if it took such position." If these statements are based on the advice of your tax counsel, please

revise your disclosure to so indicate, identify the legal counsel and file the consent of such counsel permitting you to include reference to their name in this section.

A Warning About Forward-Looking Statements, page 34

79. We note your statement that "Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data." It is not appropriate to disclaim liability for statements included in your registration statement. Please revise to delete this language.

Capitalization, page 37

80. Please disclose the impact of your planned transactions with Tower in a pro forma column in the capitalization table.

Management's Discussion and Analysis of Financial Condition, page 38
Critical Accounting Policies, page 42

81. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. We note that your discussion of critical accounting policies provides only a general description of the underlying methodologies and excludes any quantification of related key assumptions and variability that is reasonably likely to result over time. This disclosure should provide investors with a fuller understanding of the uncertainties that you anticipate in applying the critical accounting policies relevant to your planned business activities and the sensitivity of your planned operating results to "reasonably likely" changes in key assumptions. Please provide an expanded discussion and quantification of how you determined (or plan to determine) each critical accounting estimate (except for those related to premiums, losses and loss adjustment expense reserves and reinsurance, which are addressed in subsequent comments), its sensitivity to changes in key assumptions and the expected likelihood of changes in the future. Link this discussion to the corresponding disclosure in your pro forma financial information.

82. We believe that disclosure of your premium recognition methodologies and related key assumptions that you expect to use could be improved. Expand your description of the revenue recognition process for premiums written under pooling or other risk sharing agreements, ceding commission revenues, direct commission revenues and fees and reinstatement premiums. Provide an expanded discussion of all premium estimates and related key assumptions, particularly the expected process for subsequently adjusting the initial minimum and deposit premium estimate based on information from brokers and ceding companies.

83. We believe that disclosure of your loss reserve methodologies and related key assumptions that you expect to use could be improved. Please disclose the following information.

- Describe more specifically the methodologies that you expect to use in determining ultimate losses for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of "judgmental techniques" that you expect to use when statistical data is insufficient or unavailable.
- Explain the expected relationship between your recorded reserves (i.e. case reserve and IBNR), cumulative paid claims and the estimate of ultimate losses.
- Specify whether you expect to calculate a range around your loss reserve or use point estimates. If the former, discuss the key assumptions that you expect to use in determining the boundaries of the range and your basis for selecting one amount rather than any other amount within the range as the best estimate of incurred losses. If you plan to use point estimates, discuss the various methods to be considered and your basis for selecting one method over the other methods.
- Provide an expanded discussion and quantification of key assumptions, particularly those incorporated in catastrophe models that you expect to materially affect your estimate of the reserve for loss and loss adjustment expenses.
- Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. So that investors can better understand the judgments and uncertainties in your loss reserving process, describe how you expect to provide for these uncertainties in your reserve estimation process.
- It appears that you will determine your ultimate liability based on ceding company reserve information and other experience data as adjusted by your claims staff. Your reliance on the reserve practices of ceding companies may be complicated by the different methods used by these companies. Provide a more specific description of your expectations for this process, including the actuarial methods and key assumptions used, the degree of variation in ceding company reserve practices and the nature of any adjustments to be made by your claim staff.
- Describe the nature and frequency of your expected procedures for determining the adequacy of loss reserves. Indicate how these procedures will differ between your interim and annual reserve verifications.

84. Please provide an expanded discussion of your accounting for reinsurance transactions, including the method used to compute your cost of reinsurance (e.g. interest or recovery method for retroactive contracts), related key assumptions, judgments and uncertainties underlying this estimate. Discuss and quantify the effect that you expect your ceded reinsurance to have on future results of operations, cash flows and financial position.

Describe and quantify how limitations in your ability to cede future losses could affect expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Results of Operations, page 45

85. Please disclose the total amount that Tower paid for certain of your operating expenses, as set forth in the first full paragraph of this section. Please also provide similar information in your "Certain Relationships and Related Transactions" section on page 104.

Contractual Obligations, page 49

86. We note your disclosure in footnote 1 where you indicate your lease payments are for two six-month leases. Please indicate what month these leases will expire and which subsidiaries lease property pursuant to these agreements. Additionally, indicate if you have obtained other leases or other property for these properties. If you have not, please so indicate and explain the reasons you have not.

Industry Background, page 51
Overview, page 51

87. Please explain why the property and casualty industry historically has been cyclical.

88. Throughout this section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. In some places, you do not provide the source of your information. In that regard, please revise your document to indicate the sources of information you have relied on making these statements. Additionally with respect to all of the various statistical and other figures you disclose in the document, please provide us with copies of the sources in which you obtained the statistical and other figures. These copies should be marked to indicate the information supporting your statements.

Business, page 53
Overview, page 53

89. You state that you intend to provide innovative insurance and reinsurance business solutions. Please explain in what ways your approach is innovative as compared to other insurance companies providing similar products and services.

Our Arrangements with Tower and its Subsidiaries, page 105
General Overview, page 105

90. Please revise the first sentence of the second paragraph to indicate that you have provided the summaries of all the material terms of the agreements you entered into or will enter into with Tower and its subsidiaries.

Master Agreement, page 105

91. Reference hereby is made to the table on page 107. You indicate in footnote 1 that the range of participation is subject to certain limitations. Please explain what those limitations are.

Principal Shareholders, page 118

92. Please identify the natural persons who are the beneficial owners of the shares held of record by Omega Advisors, Inc., and Excelsior Value & Restructuring, respectively.

Description of Share Capital, page 119

93. Please provide disclosure in this section regarding your ability to require shareholders to sell their shares to you under certain circumstances, as set forth in your risk factor entitled "We may require you to sell your shares of CastlePoint Holdings to us" on page 29.

Material Tax Considerations, page 130

94. Please file the consent of Baker & McKenzie LLP permitting you to use their name in the Material Tax Considerations section on page 130.

Selling Shareholders, page 142

95. For every selling securityholder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting, dispositive or investment powers.

96. We note your disclosure regarding one of your selling shareholders, Morgan Stanley & Co., International Limited, whom you have identified as a broker-dealer. Please revise your disclosure to indicate that such selling shareholder "is" an underwriter.

Glossary of Selected Insurance Terms, page G-1

97. While we do not object to you including a glossary, you should ensure that all terms are defined and described in the prospectus itself, not just the glossary. Please revise where necessary.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Principles

Significant accounting policies, page F-5

98. You recorded $40.9 million ceded unearned premiums under three quota share reinsurance agreements at March 31, 2006. However, you provide no description of the related accounting policies. Please describe how you accounted for these quota share reinsurance agreements and quantify the related impact on your operating results. Provide a discussion of your income recognition methods for reinsurance assumed, including ceding commissions. Discuss how you determined the related amounts for deferred acquisition costs and assumed premium receivable. Provide all disclosure required by SFAS 60, SFAS 113 and other relevant guidance.

99. Please describe all terms for the payable to Tower Group, which amounted to $961,901 at April 6, 2006.

100.   You issued warrants to Tower for use of its office space and employees prior to April 6, 2006 and appear to have valued them based on the fair value of the equity instrument granted instead of the fair value of goods and services received. Please expand this disclosure to describe the terms of this arrangement (e.g. periods covered, monthly rental rates, services provided and personnel involved) and explain how you determined the related fair value. Explain the basis for your determination that the fair value of the equity instrument granted was more reliably determinable than the fair value of goods and services received.

101.   Your accounting for the warrants issued to Tower is unclear. In Note 1 (d), you state that you recorded the aggregate fair value of these warrants as an expense on April 6, 2006. However, in Note 4 (b), you state that you reported an offsetting charge to retained deficit. Please explain this apparent inconsistency. Clarify how you accounted for these expenses and why they were recognized on April 6, 2006 instead of the periods when such services were provided.

6. Taxation, page F-9

102.   Please explain the basis for your conclusion that subsequent to the planned offering and commencement of business activities with Tower, you will not be subject to United States taxation.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036